UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 21, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On February 21, 2021, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star (“Merger Sub I”), NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”).

Apex is the parent company of Apex Clearing Corporation (“Apex Clearing”), a custody and clearing engine that’s powering the future of digital wealth management and Apex Pro, a trusted clearing partner to broker-dealers, ATS’s, routing firms, professional trading firms, hedge funds, institutions and emerging managers. Apex’s proprietary enterprise-grade technology delivers speed, efficiency, and flexibility to firms ranging from innovative start-ups to blue-chip brands focused on transformation to capture a new generation of investors. Apex helps its clients provide the seamless digital experiences today’s consumers expect with the throughput and scalability needed by fast-growing, high-volume financial services businesses.

Pursuant to the Merger Agreement, the parties will enter into a business combination transaction by which (i) Merger Sub I will merge with and into Apex (the “Initial Merger”), with Apex being the surviving entity (the “Initial Surviving Company”) of the Initial Merger and Apex’s members receiving shares of Class A common stock, par value $0.0001 per share, of Northern Star (“Northern Star Common Stock”) in exchange for their membership interests in Apex, and (ii) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the Initial Surviving Company will merge with and into Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Final Merger. As a result of the Mergers, Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Under the Merger Agreement, the members of Apex will receive an aggregate of 470,000,000 shares of Northern Star Common Stock, subject to adjustment as set forth in the Merger Agreement. In addition, each convertible promissory note issued by Apex and outstanding immediately prior to the Initial Merger will remain outstanding and will become convertible in accordance with its terms into shares of Northern Star Common Stock. Immediately following the Mergers, PEAK6 and its affiliates will own a majority of the Northern Star Common Stock.

Prior to the closing of the Mergers (the “Closing”), Northern Star and certain of the Apex members holding approximately 99% of the issued and outstanding Apex membership interests will enter into lock-up agreements (“Lock-Up Agreements”) which provide that shares of Northern Star Common Stock to be issued to such Apex members in the Mergers will be subject to a 12-month lockup period, which period will be terminated earlier if the reported closing sale price of the Northern Star Common Stock equals or exceeds $15.00 per share (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations or other similar transactions) for a period of twenty (20) trading days during any thirty (30) trading day period commencing at least 150 days following the closing, subject to certain exceptions. Northern Star agreed to cause its initial stockholders to amend existing lockup agreements with respect to the Northern Star securities held by them, and enter into the Lock-Up Agreement, so that the lockup with respect to such initial stockholders’ securities will be identical to the lockup of the Apex members.

The Mergers are expected to be consummated in the second quarter of 2021, after the required approval by the stockholders of Northern Star and the fulfillment of certain other conditions set forth in the Merger Agreement.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties in connection therewith are qualified in their entirety by reference to the text of the Merger Agreement and such other agreements. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference. The Merger Agreement has been attached hereto to provide investors with information regarding its terms and is not intended to provide any other factual information about Northern Star, Apex or any other party to the Merger Agreement. In particular, the representations, warranties and covenants contained in the Merger Agreement, which were made by the parties for the benefit of the other parties and only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on these representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Representations and Warranties

The Merger Agreement contains representations and warranties of Apex relating, among other things, to proper organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against Apex of the Merger Agreement; absence of conflicts; compliance with laws; financial statements; absence of undisclosed liabilities; absence of certain changes or events; litigation; benefit plans; labor matters; restrictions on business activities; assets and real property; tax matters; environmental matters; brokers’ fees and third party expenses; intellectual property matters; Apex’s material contracts; insurance; governmental actions and filings; transactions with affiliates; regulatory matters; anti-corruption matters; and statements provided by Apex for inclusion in the proxy/prospectus to be distributed in connection with the Mergers.

The Merger Agreement contains representations and warranties of each of Northern Star and the Merger Subs relating, among other things, to proper organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against Northern Star and each Merger Sub of the Merger Agreement; absence of conflicts; compliance with laws; reports filed with the SEC, financial statements, and compliance with the Sarbanes-Oxley Act; absence of undisclosed liabilities; absence of certain changes or events; litigation; benefit plans; labor matters; restrictions on business activities; assets and real property; intellectual property matters; tax matters; environmental matters; brokers’ fees; Northern Star’s material contracts; insurance; transactions with affiliates; New York Stock Exchange (“NYSE”) listing; board approval of the Mergers; Northern Star’s trust account; and the PIPE (defined below).

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Mergers and efforts to satisfy conditions to the consummation of the Mergers.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Northern Star and Apex to cooperate in the preparation of the Registration Statement on Form S-4 required to be prepared in connection with the Mergers (the “Registration Statement”).

Conditions to Closing

General Conditions

Consummation of the Mergers is conditioned on approval by Northern Star’s stockholders. In addition, the consummation of the Mergers contemplated by the Merger Agreement is conditioned upon, among other things:

•

Northern Star having at least $5,000,001 of net tangible assets remaining immediately prior to or upon consummation of the Mergers after taking into account the holders of Northern Star’s public shares that properly demanded that Northern Star redeem their public shares for their pro rata share of the trust account;

•

all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired and no governmental entity shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree injunction, or other order which has the effect of making the Mergers illegal, prohibiting the consummation thereof, causing any of the transactions consummated by the Merger Agreement to be rescinded, or affecting materially and adversely the right of Northern Star to own, operate, or control a material portion of the material assets of Apex and its Subsidiaries, taken as a whole, following the Mergers;

•	approval of the Mergers by the Financial Industry Regulatory Authority (“FINRA”) or the expiration of the applicable notice period following Apex’s submission of the required forms to FINRA;

•

the Registration Statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•	approval of the Mergers by Apex’s members;

•	the Northern Star Common Stock to be issued to the Apex members in the Mergers shall have been approved for listing on the NYSE, subject to official notice thereof and public holder requirements; and

•	at least $300 million of PIPE proceeds shall have been received by Northern Star.

Apex’s Conditions to Closing

The obligations of Apex to consummate the Mergers are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Northern Star and the Merger Subs (subject to certain bring-down standards);

•	performance of the covenants of Northern Star and the Merger Subs required by the Merger Agreement to be performed on or prior to the closing;

•	no material adverse effect with respect to Northern Star shall have occurred between the date of the Merger Agreement and the closing of the Mergers and be continuing;

•	Northern Star executing the Registration Rights Agreement (defined below);

•	Northern Star filing its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting its amended bylaws;

•	certain officers and directors of Northern Star having resigned as of the closing date;

•	Northern Star terminating its existing registration rights agreement; and

•	Northern Star’s initial stockholders executing the Lock-Up Agreement.

Northern Star’s and the Merger Subs’ Conditions to Closing

The obligations of Northern Star and the Merger Subs to consummate the Mergers are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Apex (subject to certain bring-down standards);

•	performance of the covenants of Apex required by the Merger Agreement to be performed on or prior to the closing;

•	no material adverse effect with respect to Apex shall have occurred between the date of the Merger Agreement and the closing of the Mergers and be continuing;

•	Apex having delivered certain PCAOB financial statements to Northern Star;

•	certain Apex members having executed the Lock-Up Agreement; and

•	Apex having delivered a certificate that the membership interests of Apex are not “U.S. real property interests”.

Waivers

Either Northern Star or Apex may waive, to the extent permitted by law, any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Northern Star’s amended and restated certificate of incorporation, Northern Star cannot consummate the Mergers if it has less than $5,000,001 of net tangible assets remaining either immediately prior to or upon consummation of the Mergers after taking into account the holders of public shares that properly demanded that Northern Star redeem their public shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated:

•	by mutual written consent of Northern Star and Apex;

•

by either Northern Star or Apex if the Mergers are not consummated on or before November 30, 2021 (“Outside Date”), provided that the right to terminate the Merger Agreement on this basis will not be available to any party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

•

by either Northern Star or Apex if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers, which order, decree, judgment, ruling or other action is final and non-appealable;

•

by either Northern Star or Apex if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured by the Outside Date, provided that the terminating party is itself not in material breach;

•	by Northern Star if Apex shall have failed to deliver the Member Support Agreements (defined below) within one (1) business day following the execution of the Merger Agreement;

•	by Apex if Northern Star shall have failed to deliver the Sponsor Support Agreements (defined below) within one (1) business day following the execution of the Merger Agreement; or

•

by either Northern Star or Apex if, immediately prior to or upon consummation of the Mergers, Northern Star will have less than $5,000,001 of net tangible assets following the exercise by the holders of Northern Star Common Stock issued in Northern Star’s initial public offering of their redemption rights.

Registration Rights Agreement

The former members of Apex (including PEAK6 and its affiliates) and certain of Northern Star’s stockholders will enter into an agreement (“Registration Rights Agreement”) pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the Northern Star Common Stock held by them, subject to certain conditions set forth therein. Northern Star will use reasonable best efforts to terminate its existing registration rights agreement (which is a condition to the Company’s obligation to consummate the Mergers) and shall offer to the Northern Star stockholders who are parties to the existing registration rights agreement the opportunity to enter into the Registration Rights Agreement.

Support Agreements

On February 21, 2021, in connection with the execution of the Merger Agreement, certain members of Apex holding more than 50% of the issued and outstanding Apex membership interests entered into agreements (the “Member Support Agreements”) pursuant to which they agreed to vote all Apex membership interests beneficially owned by them in favor of the Mergers at a meeting called to approve the Mergers by the Apex members (or to act by written consent approving the Mergers).

Additionally, on February 21, 2021, in connection with the execution of the Merger Agreement, Northern Star II Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and each officer and director of Northern Star, who in the aggregate (together with Sponsor) hold approximately 20% of the issued and outstanding Northern Star common stock, entered into support agreements with Apex (the “Sponsor Support Agreements”), pursuant to which Sponsor and such other parties have agreed, among other things, to vote all Northern Star Common Stock beneficially owned by them to adopt and approve the Merger Agreement and the other documents contemplated hereby and the Mergers and other transactions contemplated thereby.

The foregoing descriptions of the Member Support Agreements and Sponsor Support Agreements are qualified in their entirety by reference to the full text of the Member Support Agreements and Sponsor Support Agreements, respectively. The form of Member Support Agreement and Sponsor Support Agreement are attached as Exhibit 10.2 and Exhibit 10.3 hereto, respectively, and incorporated herein by reference.

Incentive Equity Plan

Prior to the consummation of the Mergers, Northern Star will adopt an incentive equity plan and will reserve for issuance pursuant to such plan up to 10% of the total number of shares of Northern Star Common Stock issued and outstanding immediately after consummation of the Mergers, plus an “evergreen” feature as to be mutually agreed among Northern Star and Apex. The form and terms of the incentive equity plan will be prepared by Apex and be reasonably acceptable to Northern Star.

Crypto Option

Prior to the consummation of the Mergers, Apex will exercise the option granted to it under that certain Contribution Agreement, dated as of February 12, 2021, by and between PEAK6 and Apex (“Crypto Option Agreement”), to acquire 100% of the equity interests of Apex Crypto LLC for an exercise price of $1.00 plus the amount of any funding provided by PEAK6 to Apex Crypto after the date hereof, subject to receipt of applicable regulatory approvals. PEAK6 will use reasonable best efforts to pursue the consents required to consummate the transactions contemplated by the Crypto Option Agreement. Consummation of the transactions contemplated by the Crypto Option Agreement is not a condition to closing of the Mergers under the Merger Agreement. Apex Crypto is a full featured retail focused cryptocurrency offering including execution, clearing, and custody of cryptocurrency. Services offered include all typical customer facing services including but not limited to account opening, AML/KYC, execution, confirms and statements, accounting, tax, regulatory and all other functions.

Subscription Agreements

As of February 3, 2021, Northern Star engaged Citigroup Global Markets Inc. as placement agent for a private placement of Northern Star Common Stock.

Effective as of February 21, 2021, Northern Star entered into subscription agreements (“Subscription Agreements”) with certain institutional accredited investors (collectively, the “Investors”), pursuant to which Northern Star will, substantially concurrently with, and contingent upon, the consummation of the Mergers, issue an aggregate of 45,000,000 shares of Northern Star Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to Northern Star of $450,000,000 (the “PIPE”). The closing of the Subscription Agreements is conditioned upon, among other things, (i) the substantially concurrent consummation of the Mergers and (ii) the accuracy of all representations and warranties of Northern Star in the Subscription Agreements (subject to certain bring-down standards).

Northern Star has agreed that, as soon as reasonably practicable, but in no event later than 15 business days following the closing date of the Mergers, it shall file a registration statement with the SEC covering the resale by the Investors of the shares of Northern Star Common Stock issued to them in the PIPE and use its best efforts to have such registration statement declared effective as promptly as practicable thereafter.

The shares of Northern Star Common Stock were offered and sold to the Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, based on the fact that the sale will have been made without any general solicitation or advertising and based on representations from each Investor that (a) it was an accredited investor (to the extent applicable), (b) it was purchasing the shares for its own account investment, and not with a view to distribution, (c) it had been given access to full and complete access to information regarding Northern Star, Apex, and the Mergers, (d) it understood that the offer and sale of the shares was not registered and the shares may not be publicly sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom, and (e) it understood that Northern Star is required under the rules and regulations of NYSE to seek shareholder approval of the issuance of the shares.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreements. The form of Subscription Agreement is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth in Item 1.01 relating to the Subscription Agreements is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is the joint press release issued by Northern Star and Apex on February 22, 2021 related to the proposed Mergers.

Attached as Exhibit 99.2 to this Current Report on Form 8-K is the investor presentation dated February 2021 used by Northern Star in presentations to certain of its stockholders and other persons interested in purchasing Northern Star Common Stock in connection with the transactions described herein.

Attached as Exhibit 99.3 to this Current Report on Form 8-K is the transcript prepared and used by Northern Star and Apex Clearing in the investor conference call on February 22, 2021 related to the proposed Mergers.

Attached as Exhibit 99.4 to this Current Report on Form 8-K is the form of email correspondence sent by Apex Clearing commencing on February 22, 2021 to certain of its clients related to the proposed Mergers.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN

THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

SOME OF APEX’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN AND IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). IN ADDITION, THE APEX INFORMATION HAS NOT YET BEEN AUDITED. ACCORDINGLY, SUCH INFORMATION AND DATA WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN NORTHERN STAR’S FILINGS WITH THE SEC. NORTHERN STAR AND APEX BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF APEX TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE.

THE FINANCIAL PROJECTIONS INCLUDED IN THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND NORTHERN STAR’S AND APEX’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, NORTHERN STAR AND APEX BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS REPORT AND THE EXHIBITS HERETO SHOULD NOT BE REGARDED AS AN INDICATION THAT NORTHERN STAR AND APEX, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN NORTHERN STAR’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Reorganization, dated as of February 21, 2021, by and among Northern Star Investment Corp. II, NSIC II-A Merger LLC, NSIC II-B Merger LLC, Apex Clearing Holdings LLC and, solely for purposes of Section 5.21 therein, PEAK6 Investments LLC.

10.1	Form of Subscription Agreement.

10.2	Form of Member Support Agreement.

10.3	Form of Sponsor Support Agreement.

99.1	Joint Press Release dated February 22, 2021.

99.2	Investor Presentation dated February 2021.

99.3	Investor Call Transcript.

99.4	Form of Apex Clearing Email to Clients dated February 22, 2021.

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Northern Star agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 22, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer